# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Adlai Nortye Ltd., CIK 0001944552
CUSIP: 00704R109
Title of class of securities: Ordinary shares, par value US$0.0001 per share
Address of issuer's principal executive offices: c/o PO Box 309, Ugland House, Grand Cayman, Cayman Islands (E9), KY1-1104
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002104268

## Reporting persons
- ANL Talent Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 9,300,000; shared voting power 0; sole dispositive power 9,300,000; shared dispositive power 0; aggregate amount beneficially owned 9,300,000 (7.75% of the class)
  Comment: (1) Representing 9,300,000 Class A ordinary shares of the Issuer held by ANL Talent Limited, a company incorporated in the British Virgin Islands. ANL Talent Limited is ultimately owned by Trident Trust Company (HK) Limited. Trident Trust Company (HK) Limited acts as the trustee for the benefit of certain employees of the Issuer in the trust, which was founded for the Issuer's share incentive plan. The trust deed between the Issuer and Trident Trust Company (HK) Limited, by which the trust was established, provides that the trustee shall exercise the voting power attached to the ordinary shares held by ANL Talent Limited in the Issuer with the directions and/or prior written consent of the advisory committee established under the trust deed and which currently comprises an authorized representative of the Issuer, namely Mr. Xiao Zhang.
  
  (2) This percentage is calculated based on a total of 120,000,803 ordinary shares outstanding of the Issuer as of December 31, 2025 as informed by the Issuer.

## Item 1. Issuer
Name of issuer: Adlai Nortye Ltd.
Address of issuer's principal executive offices: c/o PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands

## Item 2. Person Filing
Name of person filing: ANL Talent Limited
Address of principal business office or, if none, residence: 19/F, Golden Centre, 188 Des Voeux Road Central, Hong Kong
Citizenship: British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 of the cover page.
Percent of class: See Item 11 of the cover page. The calculation is based on a total of 120,000,803 ordinary shares of the Issuer outstanding as of December 31, 2025.
Sole power to vote or to direct the vote: See Item 5 of the cover page.
Shared power to vote or to direct the vote: See Item 6 of the cover page.
Sole power to dispose or to direct the disposition: See Item 7 of the cover page.
Shared power to dispose or to direct the disposition: See Item 8 of the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- ANL Talent Limited: /s/ Xiao Zhang, Xiao Zhang / Authorized Signatory on behalf of T Proteus Limited as Director (01/16/2026)